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                              July 28, 2020

       Todd B. Johnson
       Principal Executive Officer
       ProShares Trust II
       7501 Wisconsin Avenue
       Suite 1000E
       Bethesda, MD 20814

                                                        Re: ProShares Trust II
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed July 15, 2020
                                                            File No. 333-237993

       Dear Mr. Johnson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       General

   1. We note your response to our prior comment 2. Please revise the prospectus throughout to further explain the
current methodology for the oil funds and the intended long-term change to the
benchmark. In that regard:
                                                            Revise the
"Overview" section that begins on page 2 to clearly and plainly state that the oil funds do
not currently track the Oil Subindex. In that regard, the statement on page 3 that "the
performance of each Oil Fund may not correspond to two times (2x), or two times the
inverse (-2x), as applicable, of the daily performance of its benchmark"
suggests that the failure to track is more of a risk than an actuality;
 Todd B. Johnson
ProShares Trust II
July 28, 2020
Page 2
                Please quantify how fund performance after the early July repositioning has differed from what performance would have been if the funds were still tracking the Oil
              Subindex;
                Revise the disclosure on page 34 that "[a]s of the date of this Prospectus and
              Disclosure Document, the Oil Funds seek investment results, before fees and expenses, that correspond to two times (2x) or two times the inverse (-2x) of the daily performance of the Oil Subindex" to reflect that since April 2020 your methodology has diverged from the Oil Subindex;
                Revise the discussion "Bloomberg Commodity Balanced WTI Crude Oil Index" on
              page 35 to disclose the inception date of the new index and provide a 12-month contract calendar, highlighting the semi-annual weighting reset;
                Add a discussion of how and over what time period you expect to roll into contracts that comprise the new index; and
                Revise the cross reference in the last sentence on page 41 to refer to pages 12 and 20, if that is what was intended.

       Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameTodd B. Johnson                              Sincerely,
Comapany NameProShares Trust II
                                                               Division of
Corporation Finance
July 28, 2020 Page 2                                           Office of
Finance
FirstName LastName